SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Sunrun Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

86771W105
(CUSIP Number)

Tiger Global Management, LLC 9 West 57th Street, 35th Floor New York, New York 10019 (212) 984-8800 with a copy to: Eleazer Klein, Esq. 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86771W105	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Tiger Global Long Opportunities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,205,581
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,205,581
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,205,581
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.6%[1]
14	TYPE OF REPORTING PERSON PN

__________________________

1 The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 126,894,221 shares of Common Stock outstanding as of August 31, 2020, as stated in the Issuer’s Amendment No. 1 to the Registration Statement on Form S-4/A, filed on September 1, 2020.

CUSIP No. 86771W105	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Tiger Global Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,544,419
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,544,419
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,544,419
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 86771W105	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Tiger Global Performance, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 24,750,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 24,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,750,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 86771W105	SCHEDULE 13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Tiger Global Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 24,750,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 24,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,750,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 86771W105	SCHEDULE 13D/A	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON Charles P. Coleman III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 24,750,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 24,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,750,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 86771W105	SCHEDULE 13D/A	Page 7 of 9 Pages

1	NAME OF REPORTING PERSON Scott Shleifer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 24,750,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 24,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 24,750,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 86771W105	SCHEDULE 13D/A	Page 8 of 9 Pages

This Amendment No. 6 (“Amendment No. 6”) amends the statement on Schedule 13D filed on June 16, 2019 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed on August 27, 2019 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on September 11, 2019 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on September 24, 2019 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed on October 9, 2019 (“Amendment No. 4”) and Amendment No. 5 to the Original Schedule 13D filed on July 8, 2020 (“Amendment No. 5”, and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 6, the “Schedule 13D”) related to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Sunrun Inc. (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Original Schedule 13D and its subsequent amendments. This Amendment No. 6 amends Item 5 as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a) (b)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used herein and in the rest of this Schedule 13D/A are calculated based upon 126,894,221 shares of Common Stock outstanding as of August 31, 2020, as stated in the Issuer’s Amendment No. 1 to the Registration Statement on Form S-4/A, filed on September 1, 2020.

(c)	Please see Exhibit B below for transactions in the shares of Common Stock by the Reporting Persons in the past sixty (60) days.

CUSIP No. 86771W105	SCHEDULE 13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 5, 2020

Tiger Global Long Opportunities Master Fund, L.P. By Tiger Global Performance, LLC. Its General Partner	/s/ Anil L. Crasto
Signature
Anil L. Crasto Chief Operating Officer

Tiger Global Investments, L.P. By Tiger Global Performance, LLC Its General Partner	/s/ Anil L. Crasto
Signature
Anil L. Crasto Chief Operating Officer

Tiger Global Performance, LLC	/s/ Anil L. Crasto
Signature
Anil L. Crasto Chief Operating Officer

Tiger Global Management, LLC	/s/ Anil L. Crasto
Signature
Anil L. Crasto Chief Operating Officer

Charles P. Coleman III	/s/ Charles P. Coleman III
Signature

Scott Shleifer	/s/ Scott Shleifer
Signature

Exhibit B

TRANSACTIONS IN SHARES BY REPORTING PERSONS

Transaction	Date	Shares	Price
Sale	October 1, 2020	1,703,691	$80.49
Sale	October 2, 2020	1,553,375	$77.52
Sale	October 5, 2020	1,766,191	$78.06

(1) For a description of each transaction, please see the corresponding Form 4 filed by the Reporting Persons with the Securities and Exchange Commission.